brf

# EARNINGS RELEASE

# 2Q22

## QUARTER HIGHLIGHTS

| | | |
|---|---|---|
| R$12,939 million<br>Net Revenues<br>11,637 million in 2Q21 | R$1,983 million<br>Gross Profit<br>2,113million in 2Q21 | 15.3%<br>Gross Margin<br>18.2% in 2Q21 |
| R$ (451) million<br>Net Result Continued Op.<br>-199 million in 2Q21 | R$1,368 million<br>Adjusted EBITDA<br>1,271 million in 2Q21 | 10.6%<br>Adjusted EBTIDA Margin<br>10.9% in 2Q21 |
| R$ 961 million<br>Operating Cash Flow<br>R$ 667 million in 2Q21 | 3.14x<br>Net Leverage<br>2.73x in 2Q21 | 9.0 years<br>Debt Average Term<br>9.5 years in 2Q21 |
| R$18.58 bi<br>US$ 3.63 bi<br>Market Cap | BRFS3 R$17.16<br>BRFS US$ 3.35<br>Stock Prices<br>Base: 08.10.2022 | 1,082,473,246 Common shares<br>4,545,683 Treasury shares<br>Base: 06.30.2022<br>Shares Outstanding |

**Conference Call**
08.11.2022 - Thursday
10:00 a.m. BRT | 9:00 a.m. US ET

**Acesso em:**
https://choruscall.com.br/brf/2q22.htm

**Dial-in**
EUA:
+1 412 717-9627

**IR Contacts:**

**Fábio Mariano**
CFO and IRO

+55 11 2322 5377 | acoes@brf.com

See more at www.ri.brf-global.com

**São Paulo, August 10, 2022** – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" releases its results for the 2nd Quarter of 2022. The comments included here refer to results in BRL, according to Brazilian corporate law and practices adopted in Brazil and by International Financial Reporting Standards (IFRS), whose comparisons are based on the same periods in 2021 and/or previous years, as indicated.

# Disclaimer

The statements included in this report concerning the Company's prospective business, projections, and growth potential are merely forecasts and were based on Management's expectations regarding the Company's future. These expectations are highly dependent on market changes and the general economic performance of the country, industry, and the international market, and are therefore subject to change.

# MESSAGE FROM MANAGEMENT

Dear Sir(s)/Madam(s),

Aligned with our determination to achieve higher levels of efficiency and profitability, BRF reports positive results in all segments and markets in the second quarter of 2022. Following beginning the year negatively impacted on sales volumes and by the necessary adjustment measures, margin and results already record advances. In the period, there was an increase of 11.2% in Net Revenue, compared to 2Q21 and 7.5% compared to 1Q22, and an adjusted EBITDA of BRL 1.37 billion, 7.7% higher than 2Q21 and 1.2 billion higher than 1Q22.

The adjustment in the production chain and the balance of inventories contributed to the gradual recovery of operating margins, enabling, and enhancing a better commercial execution along with productivity gains.

In this quarter, we reinforced our brands and expanded the preference indicators for Sadia, Perdigão, and the margarine segment (Qualy, Claybom, and Deline), with a result of 27.7%, 15.6%, and 62.0%, respectively. We highlight the result of the Kantar Brand Footprint Brazil 2022 survey, which points to Sadia as the most reliable Brazilian brand and the only food brand among the first 10 mentioned. In the food category, Sadia is the most valuable brand in Brazil and the 9th most sustainable.

On the international front, the constant search for markets and the close relationship with customers developed over the years, enabled the Company to capture gain from the positive trend for volume of sales and chicken meat export prices. Additionally, we were authorized by the Saudi Food and Drug Authority, Saudi Arabian sanitary authority, to resume the export processed products to the country from our factory in Kizad (UAE). Reinforcing our leadership and more than 47 years present in the Halal market, we inaugurated a factory Dammam, Saudi Arabia, aiming to increase the productive capacity of our value-added portfolio.

By completing the first year of our Net Zero journey, we achieved around 90% traceability of grains from direct suppliers in the Amazon and the *Cerrado* region. We have evolved in promoting the use of clean energy in our operations and our integrated producers. In line with our ESG strategy, the BRF Institute, which has just completed 10 years, executed the final step of the *Ecco Communities*, an acceleration program for startups and social businesses to combat food waste and promote social development, with pilots in five municipalities where the Company is present.

The Company has completed an important stage in its plan to simplify its structure, whose gains have not yet impacted this second quarter, but already allow greater agility in the decision-making process and have resulted in capturing efficiency opportunities in several areas.

About Brazil, it is also important to highlight the resilience of our sector, in which we observe a solid demand for food. Additionally, this year, the World Cup, which will be hosted in Qatar, will take place in November, coinciding with the traditional end-of-year Celebration campaigns, which should boost the strength of our brands in the Brazilian market and the Halal market.

Nevertheless, considering the global geopolitical and economic scenario, we must be cautious and careful about the variables that impact our chain and the dynamics of the different markets. Foreign exchange,

income, international freight, and diplomatic relations between nations, among others, can affect our business.

I thank, on my behalf and behalf of the Executive Committee, the support of the Board of Directors and our shareholders, as well as our employees, integrated, suppliers, partners, customers, communities, and consumers for the advances in our journey to make BRF an efficient, profitable, and benefit-generating food company for its entire chain and society.

**Lorival Nogueira Luz Jr.**
Global Chief Executive Officer

# OPERATING AND FINANCIAL PERFORMANCE

| Highlights ( Million R$) | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 1,157 | 1,148 | 0.8% | 1,144 | 1.1% |
| Net Revenues | 12,939 | 11,637 | 11.2% | 12,041 | 7.5% |
| *Average Price (R$/kg)* | *11.18* | *10.14* | *10.3%* | *10.52* | *6.2%* |
| COGS | (10,956) | (9,524) | 15.0% | (10,928) | 0.3% |
| *COGS/Kg* | *(9.47)* | *(8.30)* | *14.1%* | *(9.55)* | *(0.9%)* |
| Gross Profit | 1,983 | 2,113 | (6.2%) | 1,113 | 78.2% |
| *Gross Margin* | *15.3%* | *18.2%* | *(2.8) p.p.* | *9.2%* | *6.1 p.p.* |
| Net (Loss) Income Continued Operations | (451) | (199) | n.m | (1,546) | (70.8%) |
| *Net Margin - Continued Op. (%)* | *(3.5%)* | *(1.7%)* | *(1.8) p.p.* | *(12.8%)* | *9.3 p.p.* |
| Net (Loss) Income Total Consolidated | (468) | (240) | 94.9% | (1,581) | (70.4%) |
| *Net Margin - Total Consolidated (%)* | *(3.6%)* | *(2.1%)* | *(1.5) p.p.* | *(13.1%)* | *9.5 p.p.* |
| Adjusted EBITDA | 1,368 | 1,271 | 7.7% | 121 | n.m |
| *EBITDA Adjusted Margin (%)* | *10.6%* | *10.9%* | *(0.3) p.p.* | *1.0%* | *9.6 p.p.* |
| EBITDA | 897 | 1,294 | (30.7%) | 152 | n.m |
| *EBITDA Margin (%)* | *6.9%* | *11.1%* | *(4.2) p.p.* | *1.3%* | *5.6 p.p.* |
| Cash Generation (Consumption) | (12) | (2,168) | n.m | (3,691) | n.m |
| Net Debt | 14,266 | 14,791 | (3.5%) | 12,588 | 13.3% |
| Leverage (Net Debt/Adj.EBITDA LTM) | 3.14x | 2.73x | 15.0% | 2.83x | 11.0% |

The results of the second quarter reflect a context of sequential recovery of profitability in all our segments. Even in the face of the challenging macroeconomic scenario and persistent cost pressure, we captured opportunities in the global food trade and influenced the gradual recovery in the performance of the Brazilian market.

In addition, the consolidated results of 2Q22 were impacted by two non-recurring events, with no impact on free cash flow, which deserves to be highlighted according to the table below:

| Highlights (Million R$) | Consolidated Results | Debt designated as hedge accounting | Turkey Hyperinflation | Proforma Consolidated Results |
|---|---|---|---|---|
| Volume (Thousand Tons) | 1,157 | 0 | 0 | 1,157 |
| Net Revenues | 12,939 | 445 | (54) | 13,330 |
| *Average Price (R$/kg)* | *11.18* | | | *11.52* |
| COGS | (10,956) | 0 | 152 | (10,804) |
| *COGS/Kg* | *(9.47)* | | | *(9.34)* |
| Gross Profit | 1,983 | 445 | 98 | 2,526 |
| *Gross Margin* | *15.3%* | | | *18.9%* |
| EBITDA | 897 | 445 | 75 | 1,417 |
| *EBITDA Margin (%)* | *6.9%* | | | *10.6%* |
| Adjusted EBITDA | 1,368 | 0 | 0 | 1,368 |
| *EBITDA Adjusted Margin (%)* | *10.6%* | | | *10.3%* |
| Net (Loss) Income Total Consolidated | (451) | 294 | (147) | (304) |
| *Net Margin - Total Consolidated (%)* | *(3.5%)* | | | *(2.3%)* |

We present below the details of the highlighted events that impacted the corporate results of 2Q22:

i) **Debt designated as hedge accounting:** negative impact of BRL 445 million on Net Revenue of international markets. This effect comes from the accounting designation in 2012 of Senior Unsecured Note maturing in June 2022 as an instrument for hedging future export revenue. This designation was discontinued in 2021, due to a change in the Financial Risk Management Policy, according to to note 24.5 of the 2021 Financial Statements. With the maturity of the debt, the result of exchange rate variation was reclassified from Net Equity (Other Comprehensive Results) to Net Revenue, according to note 24.5 of the Interin Financial Information.

ii) **Turkey's Hyperinflation:** impact of the monetary correction of the financial statement of its subsidiary in Turkey, whose economy has come to be considered hyperinflationary. Accordingly, all non-monetary assets and liabilities, as well as items in the result statement, are adjusted for inflation against the Financial Result, according to to note 1.5 of the Interin Financial Information.

The pro forma consolidated result reflects the dynamics of operating results by business segment.

Next, we will present the consolidated results by segment, with the respective analyzes in the quarterly comparisons, in the pro forma view, that is, eliminating the accounting impacts detailed above.

| Highlights Proforma ( Million R$) | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 1,157 | 1,148 | 0.8% | 1,144 | 1.1% |
| **Net Revenues** | **13,330** | **11,637** | **14.5%** | **12,041** | **10.7%** |
| *Average Price (R$/kg)* | *11.52* | *10.14* | *13.6%* | *10.52* | *9.5%* |
| COGS | (10,804) | (9,524) | 13.4% | (10,928) | (1.1%) |
| *COGS/Kg* | *(9.34)* | *(8.30)* | *12.5%* | *(9.55)* | *(2.2%)* |
| **Gross Profit** | **2,526** | **2,113** | **19.5%** | **1,113** | **126.9%** |
| *Gross Margin* | *18.9%* | *18.2%* | *0.7 p.p.* | *9.2%* | *9.7 p.p.* |
| **Net (Loss) Income Continued Operations** | **(304)** | **(199)** | *n.m* | **(1,546)** | **(80.3%)** |
| *Net Margin - Continued Op. (%)* | *(2.3%)* | *(1.7%)* | *(0.6) p.p.* | *(12.8%)* | *10.5 p.p.* |
| **Adjusted EBITDA** | **1,368** | **1,271** | **7.7%** | **121** | **n.m** |
| *EBITDA Adjusted Margin (%)* | *10.3%* | *10.9%* | *(0.6) p.p.* | *1.0%* | *9.3 p.p.* |
| **EBITDA** | **1,417** | **1,294** | **9.5%** | **152** | **n.m** |
| *EBITDA Margin (%)* | *10.6%* | *11.1%* | *(0.5) p.p.* | *1.3%* | *9.3 p.p.* |
| **Cash Generation (Consumption)** | **(12)** | **(2,168)** | **n.m** | **(3,691)** | **n.m** |
| Net Debt | 14,266 | 14,791 | (3.5%) | 12,588 | 13.3% |
| **Leverage (Net Debt/Adj.EBITDA LTM)** | **3.14x** | **2.73x** | **15.0%** | **2.83x** | **11.0%** |

# BRAZIL SEGMENT

| Brazil Segment | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 547 | 570 | (4.0%) | 549 | (0.3%) |
| *Poultry (In Natura)* | *95* | *111* | *(14.3%)* | *116* | *(18.2%)* |
| *Pork and Others (In Natura)* | *38* | *31* | *22.0%* | *26* | *43.0%* |
| *Processed foods* | *414* | *428* | *(3.2%)* | *406* | *2.0%* |
| Net Operating Revenues (R$, Million) | 6,536 | 5,817 | 12.4% | 5,883 | 11.1% |
| *Average price (R$/Kg)* | *11.95* | *10.21* | *17.1%* | *10.72* | *11.4%* |
| COGS | (5,499) | (4,762) | 15.5% | (5,691) | (3.4%) |
| *COGS/Kg* | *(10.05)* | *(8.35)* | *20.3%* | *(10.37)* | *(3.1%)* |
| Gross Profit (R$, Million) | 1,037 | 1,055 | (1.7%) | 193 | n.m |
| *Gross Margin (%)* | *15.9%* | *18.1%* | *(2.2) p.p.* | *3.3%* | *12.6 p.p.* |
| Adjusted EBITDA (R$ Million) | 398 | 492 | (19.1%) | (411) | n.m |
| *Adjusted EBITDA Margin (%)* | *6.1%* | *8.5%* | *(2.4) p.p.* | *(7.0%)* | *13.1 p.p.* |

In 2Q22, we observed gradual and progressive evolution of the segment's results compared to the previous quarter, when we adjusted our chain, which allowed us to adjust prices, optimize the product mix and improve commercial execution. Thus, we observed a sequential growth in the volume of processed products with an increase of +11.6% in the average price. We also see an increase in the volume of *in natura* pork cuts, which is one of our avenues of growth in the internal market.

In the annual comparison, we observed lower margins, but approaching historical levels with an expansion of 12.4% of net revenue and an increase of 19.2% in the average price of processed poultry, 21.9% of poultry, mostly chicken, but with a decrease of 14.8% in the average price of pork, still reflecting the

imbalance in the supply of animals caused by the reduction in Chinese imports. The volumes were below the previous year, but we observed a normalization of sales over the quarter, even in the face of a still challenging macroeconomic scenario. Data shows that the average real income has reached the lowest level since 2012[1], with a decrease of -6.3% y/y [2], even with the increase in occupation by +10.3% y/y[3]. The inflation scenario persists as a relevant challenge, with an IPCA of +11.9%[4] and IGP-M of +10.7%[5], pressuring the segment's results. We highlight the increase in diesel of 56.7% y/y and 18.8% q/q[6], the increase in the cost of labor as a reflection of collective agreements (INPC accumulated from the last 12 months at 11.9%[7] until May/22). On the other hand, we observed an interruption in the significant hikes in the corn prices, with a 0.1% q/q[8] drop.

## INTERNATIONAL SEGMENT

| International Segment | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 478 | 499 | (4.2%) | 469 | 1.9% |
| *Poultry (In Natura)* | *347* | *380* | *(8.7%)* | *354* | *(2.0%)* |
| *Pork and Others (In Natura)* | *51* | *52* | *(1.8%)* | *29* | *74.0%* |
| *Processed foods and Others* | *80* | *66* | *19.7%* | *85* | *(6.7%)* |
| **Net Operating Revenues (R$, Million)** | **6,116** | **5,428** | **12.7%** | **5,497** | **11.3%** |
| *Average price (R$/Kg)* | *12.80* | *10.89* | *17.6%* | *11.72* | *9.2%* |
| COGS | (4,802) | (4,478) | 7.2% | (4,725) | 1.6% |
| *COGS/Kg* | *(10.05)* | *(8.98)* | *11.9%* | *(10.08)* | *(0.3%)* |
| **Gross Profit (R$, Million)** | **1,314** | **950** | **38.2%** | **772** | **70.3%** |
| *Gross Margin (%)* | *21.5%* | *17.5%* | *4.0 p.p.* | *14.0%* | *7.5 p.p.* |
| **Adjusted EBITDA (R$, Million)** | **868** | **619** | **40.3%** | **430** | **102.0%** |
| *Adjusted EBITDA Margin (%)* | *14.2%* | *11.4%* | *2.8 p.p.* | *7.8%* | *6.4 p.p.* |

## 1. Asia

| Asia | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 121 | 151 | (20.0%) | 109 | 10.4% |
| *Poultry (In Natura)* | *85* | *103* | *(18.0%)* | *84* | *0.7%* |
| *Pork and Others (In Natura)* | *33* | *43* | *(24.7%)* | *21* | *55.7%* |
| *Processed foods* | *3* | *4* | *(22.6%)* | *4* | *(21.2%)* |
| **Net Operating Revenues (R$, Million)** | **1,486** | **1,777** | **(16.4%)** | **1,210** | **22.8%** |
| *Average price (R$/Kg)* | *12.31* | *11.78* | *4.5%* | *11.07* | *11.2%* |
| COGS | (1,366) | (1,432) | (4.6%) | (1,228) | 11.3% |
| *COGS/Kg* | *(11.32)* | *(9.49)* | *19.3%* | *(11.23)* | *0.8%* |
| **Gross Profit (R$, Million)** | **120** | **345** | **(65.3%)** | **(18)** | **n.m** |
| *Gross Margin (%)* | *8.1%* | *19.4%* | *(11.3) p.p.* | *(1.5%)* | *9.4 p.p.* |
| **Adjusted EBITDA (R$, Million)** | **37** | **268** | **(86.1%)** | **(80)** | **n.m** |
| *Adjusted EBITDA Margin (%)* | *2.5%* | *15.1%* | *(12.6) p.p.* | *(6.6%)* | *9.1 p.p.* |

The performance in 2Q22 in the annual comparison reflects the challenging scenario of pig farming, especially in China, where we observe challenges related to the short-term supply imbalance caused by the accelerated recovery of the swineherd after African Swine Fever, with an effect on the global stocks of this protein, which is reflected in the reduction of export prices, attested by the SECEX export price data, which indicate a price variation of -12.9% y/y[9] In addition, the uncertainties arising from the strategy to face the pandemic in China maintain high freight levels, with a variation of +293.9%[10] over the last 2 years. The scenario for this market

[1] Source: Brazilian Institute of Geography and Statistics
[2] Average variation 2Q22 vs 2Q21. Source: Brazilian Institute of Geography and Statistics
[3] Average variation 2Q22 vs 2Q21. Source: Brazilian Institute of Geography and Statistics
[4] 12-month cumulative variation. Source: Brazilian Institute of Geography and Statistics
[5] 12-month cumulative variation. Source: Brazilian Institute of Geography and Statistics
[6] Variation in the average price (BRL/L) of 2Q22 vs 2Q21. Source: ANP – Brazilian National Agency of Petroleum, Natural Gas and Biofuels
[7] Brazilian National Consumer Price Index (INPC). Source: Brazilian Institute of Geography and Statistics (IBGE).
[8] Variation of the 6-month moving average price. Source: Bloomberg and Cepea/ESALQ
[9] Average Price USD/ton 2Q22 vs. 2Q21. Source: Brazilian Secretariat of Foreign Trade (SECEX).
[10] Source: Freightos Baltic Index (FBX) - Global Container Freight Index (06/26/2020 vs. 06/24/2022)

tends to recover in the coming quarters, given the adjustment of the global supply of pigs and the improvement of the pandemic scenario.

We highlight the sequential evolution of the results in the region, with +9.1pp q/q EBITDA margin expansion, impacted by the good momentum of chicken meat for the Asian markets in general, which signals the recovery in consumption and improvement in pork margins for China. The price in dollars of SECEX chicken meat exports to Japan and China increased by 15.9% and 17.6% q/q [11], respectively. South Korea and Japan showed volume expansion of +7% q/q. Besides this, there was a variation of -7.8% y/y and -7.0% q/q [12] in the local inventories of frozen meat imported into Japan, which favors price dynamics in this market.

## 2. Halal Distribution – Halal DDP

| Halal DDP | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 195 | 172 | 13.4% | 215 | (9.2%) |
| *Poultry (In Natura)* | *150* | *140* | *7.1%* | *164* | *(8.5%)* |
| *Processed foods and Others* | *46* | *32* | *41.6%* | *52* | *(11.7%)* |
| Net Operating Revenues (R$, Million) | 2,687 | 2,101 | 27.9% | 2,657 | 1.1% |
| *Average price (R$/Kg)* | *13.75* | *12.19* | *12.7%* | *12.34* | *11.4%* |
| COGS | (1,895) | (1,674) | 13.2% | (2,091) | (9.4%) |
| *COGS/Kg* | *(9.70)* | *(9.71)* | *(0.2%)* | *(9.71)* | *(0.2%)* |
| Gross Profit (R$, Million) | 792 | 427 | 85.3% | 565 | 40.1% |
| *Gross Margin (%)* | *29.5%* | *20.3%* | *9.2 p.p.* | *21.3%* | *8.2 p.p.* |
| Adjusted EBITDA (R$, Million) | 595 | 278 | 114.4% | 391 | 52.4% |
| *Adjusted EBITDA Margin (%)* | *22.2%* | *13.2%* | *9.0 p.p.* | *14.7%* | *7.5 p.p.* |

In this quarter, we highlight the +9.0p.p. y/y and +7.5p.p. q/q expansion of our margins in Halal markets, reaching the highest adjusted EBITDA margin result since 2018, mainly due to higher prices in dollars in the GCC[13] region. We highlight the increase in the volume of 13.4% y/y and an increase of 21.4% in average prices in dollars per year. There is a decrease in volume versus the previous quarter, which is explained by the positive seasonal effect of pre-Ramadan when we increased sales to our customers, which anticipate the movement of higher consumption of the population during Ramadan, which occurred between April and May. However, there is an increase of 17.0% y/y in the volume of the first semester compared to the same period of the previous year. BRF continues to advance in market share, consolidating its leadership in the region. According to Nielsen, in the GCC all categories grew compared to the previous year, especially in processed products, a category in which we reached 15.8%[14] of market share result, +1.7 pp y/y In the Gulf countries, through consumer-recognized brands, we show an expansion of 42,6% of our sales revenue, with a real increase in prices in dollars.

We observed the positive scenario of Brazilian chicken meat export prices to the region[15], which reached historical peaks, expanding the segment's result. We understand that this scenario tends to cool down, but there are important factors that can contribute to maintaining prices at high levels, even if lower sequentially, these are i) the intensification of tourism ii) the restriction of the world supply of chicken meat caused by the conflict in Eastern Europe and iii) the expansion of the local economy with emphasis on the the World Cup in Qatar.

In Turkey, despite the impacts inherent to the macroeconomic context, with accumulated inflation of 78.6%[16], we were able to restore margins in the domestic market through price adjustments and increase exports, with a positive contribution to the result given the devaluation of the Turkish lira, and continue to strengthen our market leadership with a gain of 4.5 pp y/y[17] of market share in processed foods. Given the macroeconomic and geopolitical context, the scenario remained challenging in the coming months with

[11] Average Price USD/ton 2Q22 vs. 1Q22. Source: Brazilian Secretariat of Foreign Trade (SECEX).
[12] Change in average quarterly inventory position. Realized until June 2022. Source: Agriculture & LiveStock Corporation (ALIC).
[13] Gulf Cooperation Council
[14] Source: Nielsen, 2Q22 vs 2Q21
[15] See Segment. Direct Exports. Source: Brazilian Secretariat of Foreign Trade (SECEX).
[16] 12-month cumulative variation. Source: Bloomberg
[17] Source: Nielsen, 2Q22 vs 2Q21

pressure on the income available to consumers and increased costs of grains in the Turkish lira in addition to maintaining energy and fuel costs at high levels.

This quarter, we announced the inauguration of the production plant in Damman, Saudi Arabia, to increase the supply of value-added products in the country and the resumption, as of August, of exports of processed products from the Kizad plant, in the United Arab Emirates, to Saudi Arabia. With these movements, we have expanded our local operations with brands recognized and preferred by consumers and reinforced our commitment to support the global supply of food.

## 3. Direct Exports

| Direct Exports | 1Q22 | 1Q21 | Chg. % y/y | 4Q21 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 162 | 176 | (8.0%) | 144 | 12.1% |
| *Poultry (In Natura)* | *113* | *137* | *(17.8%)* | *106* | *5.8%* |
| *Pork and Others (In Natura)* | *19* | *9* | *116.3%* | *9* | *121.3%* |
| *Processed foods* | *30* | *30* | *0.6%* | *29* | *3.3%* |
| Net Operating Revenues (R$, Million) | 1,943 | 1,550 | 25.3% | 1,630 | 19.2% |
| *Average price (R$/Kg)* | *12.02* | *8.82* | *36.2%* | *11.30* | *6.3%* |
| COGS | (1,540) | (1,372) | 12.3% | (1,406) | 9.6% |
| *COGS/Kg* | *(9.53)* | *(7.80)* | *22.1%* | *(8.49)* | *12.2%* |
| Gross Profit (R$, Million) | 402 | 178 | 125.6% | 224 | 79.4% |
| *Gross Margin (%)* | *20.7%* | *11.5%* | *9.2 p.p.* | *13.8%* | *6.9 p.p.* |
| Adjusted EBITDA (R$, Million) | 236 | 73 | 223.8% | 119 | 97.8% |
| *Adjusted EBITDA Margin (%)* | *12.1%* | *4.7%* | *7.4 p.p.* | *7.3%* | *4.8 p.p.* |

In 2Q22, we observed record revenues for the segment since 2018, mainly impacted by the increase in the price of chicken meat. With the reduction in the global supply of chicken meat caused by i) the conflict between Ukraine and Russia, and ii) fears such as the advance of the avian influenza outbreak in the US, it was observed the progressive evolution of prices in dollars mainly in the Halal and Americas markets. SECEX export prices in dollars to the Gulf[18] countries increased by 40.0% y/y and 22.0% q/q[19], while export prices of chicken meat to Chile and Mexico increased by 50.1% and 55.4% y/y[20], respectively, countries such as Canada and Mexico still maintain restrictions on US imports[21]. Data shows an annual variation of +31.8%[22] in chicken export prices, setting a favorable scenario for this protein.

In this quarter, we presented sequential growth in volume in all categories and improvement in the mix of products sold, contributing to the 97.8% expansion of adjusted EBITDA in the region and 4.8p.p.t/t increase in adjusted EBITDA margin. Likewise, we observed a 223.8% y/y growth in the segment result with a 7.4p.p. y/y margin gain.

The company continues to seek opportunities in new geographies, of which we highlight new licenses for our plants granted for exports to destinations such as Canada, Singapore, Japan, Iraq, South Africa, and Vietnam.[23]

[18]Oman, United Arab Emirates, Saudi Arabia, Qatar, Bahrain, and Kuwait
[19]Average quarterly variation. Source: Brazilian Secretariat of Foreign Trade (SECEX).
[20] Average quarterly variation. Source: Brazilian Secretariat of Foreign Trade (SECEX).
[21]According to USDA website.
[22]Average Price USD/ton 2Q22 vs. 2Q21. Source: Brazilian Secretariat of Foreign Trade (SECEX).
[23]July/2022

# OTHER SEGMENTS

| Other Segments + Ingredients | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Volume (Thousand Tons) | 133 | 79 | 68.1% | 127 | 4.5% |
| *Ingredients* | *47* | *55* | *(14.1%)* | *49* | *(4.4%)* |
| *Pet* | *60* | *1* | *n.m* | *52* | *15.2%* |
| *Others Sales* | *25* | *23* | *9.4%* | *25* | *(0.0%)* |
| Net Operating Revenues (R$, Million) | 678 | 392 | 73.2% | 662 | 2.5% |
| COGS | (503) | (284) | 77.4% | (513) | (1.8%) |
| *COGS/Kg* | *(3.80)* | *(3.60)* | *5.5%* | *(4.05)* | *(6.1%)* |
| Gross Profit (R$, Million) | 175 | 108 | 62.0% | 149 | 17.5% |
| *Gross Margin (%)* | *25.8%* | *27.5%* | *(1.7) p.p.* | *22.5%* | *3.3 p.p.* |
| Adjusted EBITDA (R$, Million) | 127 | 93 | 37.4% | 104 | 22.3% |
| *Adjusted EBITDA Margin (%)* | *18.7%* | *23.6%* | *(4.9) p.p.* | *15.7%* | *3.0 p.p.* |

The result of Other Segments reflected the positive performance and evolution in the Ingredients and Pet business, both in terms of volumes and sales revenues.

In the Ingredients segment, BRF maintained the good performance achieved in 1Q22, capturing opportunities in the global commodity scenario. In addition, it expanded its presence in new countries, initiating the commercialization of ingredients for animal nutrition in new markets. Compared to the same period in 2021, EBITDA was 36% higher, mainly due to the assertive price strategy, absorbing the increase in costs that occurred in the period.

For the Pet Food segment, the Company continues to show progress in gross margin and EBITDA results and moving forward with the integration plan and capture of synergies. For the second quarter, we increased our distribution capillarity, which contributes to increased competitiveness and the possibility of expanding volumes and reducing costs compared to the previous quarter. In addition, we continue to complement our portfolio with products that meet the different consumption needs.

# CORPORATE

| Corporate - R$ Million | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Gross Profit | 0 | (1) | n.m. | 0 | n.m. |
| Adjusted EBITDA | (25) | 67 | -81.2% | (1) | n.m. |

This segment was impacted by i) BRL -19.8 million by the net result of provisions for civil and tax contingencies; ii) BRL +2.4 million related to the disposal and write-off of fixed assets; iii) BRL -5.6 million related to expenses with asset demobilization; iv) BRL -2 million related to other net effects (according to explanatory note 25 to the Interim Financial Information).

# BRANDS AND INNOVATION

Brazil:

In this quarter, we presented important advances in preference indicators for our brands. BRF recorded an increase of 1.2 pp[24] in preference in the food sector, versus the accumulated of the same period of the previous year, with an increase for both Sadia (+0.5 pp) [25] and Perdigão (+0.8 pp).[26]

In 2Q22, Sadia promoted campaigns such as the partnership with the NBA[27], with a 360º marketing strategy, a strong presence at the point of sale with more than 20 products with NBA packaging, visibility (TV and Digital), and interaction with influencers to boost Sell Out. For the brand Perdigão, we highlight i) the participation in the final episodes of the program *The Masked Singer*, with sponsorships and merchandising actions; ii) launching the campaign "*O sabor de Perdigão tem poder*" (the taste of *Perdigão* has power), starring Ivete Sangalo, brand ambassador; and iii) presence in the main traditional parties, especially in the

[24]Source: Kantar Insights | Food Tracking
[25]Source: Kantar Insights | Food Tracking
[26]Source: Kantar Insights | Food Tracking
[27]*National Basketball Association – the world's premier professional basketball league*

Northeast. Among the margarine brands, we reinforce the attributes of quality and versatility in interactive content on social networks, both for our Qualy brand and Deline. In June, Deline was present in the *São João of Campina Grande* and *Caruaru* festivals with *DelineTruck*, sponsoring festivities, restaurants, and with Media on TV and Digital. According to Nielsen, the market share of processed foods in the third two-month period (May and June) decreased by 0.9 pp in relation to the first two-month period (January and February), however, in these bimester we have already observed a recovery of 0.5 pp of share in the frozen food category.

International:

For the international segment, BRF continues to gain market share, consolidating its leadership and competitive advantage represented by the quality of our products and the recognition of brands among consumers. In the GCC, all categories grew compared to the previous year and, in this quarter, we highlight the growth of +1.7 pp[28] for processed foods, a category of great relevance to our strategy, profitability of our operations in this segment. According to Nielsen, we also observed a 3.2pp gain in griller market share in the region reaching 49.1%.[29] Thus, we sequentially expanded our market share in the GCC region with 38.8%, +2.1 pp y/y[30].

For the Halal market, we can highlight one of the biggest campaigns of the year, given the importance of the occasion which is Ramadan. We ran a 360º campaign highlighting the practicality of our portfolio, which achieved significant results reaching 26 million people throughout the GCC region. Following the Ramadan season, we continue to communicate our added value through a launch campaign for the new *Easy and Juicy* chicken breast marinade line. The campaign was launched on the digital channel and in stores focusing on the United Arab Emirates, Oman, and Kuwait markets.

For Turkey, BRF maintains leadership in all subcategories of the Turkish market in the second quarter of 2022. Banvit continues to gain market share reaching 21.3%, +0.8 pp[31] compared to last year. We highlight the gain of +4.5 pp[32] in processed foods, reaching 30.5% in the period, which are advances towards expanding the representativeness of products with higher added value to the sales mix in international markets.

Other Segments:

In Pet Food, we highlight the recent launch of *Bifinhos* Balance (7 new items, with products for puppies and adults and 2 flavors unprecedented in the category - turkey breast and pork loin), in addition to the first attendance of BRF Pet in APAs, with the brands' Balance and Faro and Anclivepa, a fair specialized in veterinary products, with BioFresh and Guabi Natural. In addition, there was the launch of the new campaign of the brand Balance, with the video manifesto "Por Pets Mais Saudáveis".

## ESG Highlights

In this first quarter of 2022, we continued to advance with ESG at the center of BRF's business strategy, with the following highlights:

- Disclosure of the 2021 Integrated Report, meeting the guidelines of the Global Reporting Initiative (GRI) and incorporating the premises of the International Integrated Reporting Council (IIRC). For the first time, indicators from the Sustainability Accounting Standards Board (SASB) were reported.

- BRF was the 4th best-rated company in the food sector in the ranking of Merco Consultoria on Sector ESG Responsibility. The achievement reinforces the commitment to its sustainability agenda and transparency in its actions.

[28] Source: Nielsen, 2Q22 vs. 2Q21
[29] Source: Nielsen, 2Q22 vs. 2Q21
[30] Source: Nielsen, 2Q22 vs 2Q21
[31] Source: Nielsen, 2Q22 vs 2Q21
[32] Source: Nielsen, 2Q22 vs 2Q21

- BRF won the Gold category in the 2nd edition of the Monitor of Corporate Initiatives for Animals (MICA), organized by the NGO Mercy for Animals. The recognition is in line with the Company's animal welfare commitments.

- The BRF Institute (IBRF) completed 10 years of existence. During this period, it has implemented several initiatives to promote socioeconomic inclusion, social innovation and corporate citizenship on two fronts: i) education to reduce waste and ii) education for the future.

- 1 Year of Net Zero: we promote actions that have strengthened our corporate governance to sustain the progress of our sustainability journey. Among them, is the Sustainable Grain Purchase Policy, which aims to ensure the traceability of 100% of the grains purchased in the Amazon and *Cerrado* region. We have already reached around 90%[33] of grain traceability from direct suppliers of these two biomes. Fostering the use of clean energy in our operations and by our integrated producers, through partnerships, also integrated the carbon reduction journey.

# CONSOLIDATED PERFORMANCE

## Net Operating Income (NOI)

| Volumes - Thousand Tons | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| *Poultry (In Natura)* | 452 | 490 | (7.7%) | 479 | (5.7%) |
| *Pork and Others (In Natura)* | 96 | 79 | 21.2% | 61 | 57.9% |
| *Processed/Elaborated* | 476 | 499 | (4.7%) | 473 | 0.7% |
| *Others Sales* | 133 | 79 | 67.9% | 132 | 1.4% |
| Total | **1,157** | **1,148** | 0.8% | **1,144** | 1.1% |
| **NOR (R$ Million)** | **12,939** | **11,637** | **11.2%** | **12,041** | **7.5%** |
| *Average Price (NOR)* | *11.18* | *10.14* | *10.3%* | *10.52* | *6.2%* |

In this quarter, our net revenues were driven in the annual comparison by i) higher prices in international markets, especially in the Halal DDP and Direct Exports segments, ii) price pass-through in the domestic market and iii) higher sales in the Ingredients and PET food segment. Excluding the effects of the debt designated as hedge accounting and the hyperinflation in Turkey, the pro-forma consolidated net revenue would be R$ 13,330 million for the period.

## Operating income protection strategy - hedge accounting

The effects of derivative financial instruments for foreign exchange protection of operating income totaled BRL +78.7 million in 2Q22, according to Explanatory Note 24.5 of the Interim Financial Information and are derived from the positions settled in the quarter, whose formation occurred over the 12 months before its settlement.

| Build-up of Derivatives Instruments Settled in 2Q22 | 4Q21 | 1Q22 | 2Q22 |
|---|---|---|---|
| Cummulative Notional Exposure (US$ Million) | 53 | 196 | 397 |
| Average Strike Price (BRL/USD)* | 5.80 | 5.41 | 5.14 |

*Weighted Average Rate

Similarly, the position to be matured, according to Explanatory Note 24.4.2.ii to the Interim Financial Information, is below.

| Derivatives Instruments by Expiry Date - US$ Million | 3Q22 | 4Q22 |
|---|---|---|
| Notional to be settled in each period | 351 | 24 |
| Strike Price (BRL/USD)* | 5.07 | 5.14 |

*Weighted Average Rate

33 Accumulated result from January to June 2022

The Company may carry out additional cash flow protection contracts, as provided for in its Financial Risk Management Policy, always backed by highly probable future export revenues and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we emphasize that its objective is to protect operating income and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

## Cost of Goods Sold (COGS)

| COGS - R$ Million | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Cost of Goods Sold | (10,956) | (9,524) | 15.0% | (10,928) | 0.3% |
| *R$/Kg* | *-9.47* | *-8.30* | *14.1%* | *-9.55* | *(0.9%)* |

Compared to 2Q21, we observed an increase in the unit cost mainly i) due to the increase in the price of grains (corn +1.0% y/y, soybean +12.5% y/y, and soybean oil +32.1% y/y)[34]; ii) increase in the cost of labor, accumulated INPC of 12 months from 11.9% to May; iii) increase in fuel prices (ANP diesel +56.7%[35] y/y and Brent oil +62.0% y/y)[36]; iv) increase in packaging prices (+5.0% y/y)[37] and v) inflationary effects on goods and services impacted by inflation, with IPCA of +11.9%[38] and IGP-M of +10.7%[39]. The result for the quarter was impacted by BRL -47 million by the result of commodity derivatives, according to note 24.5 to the Interim Financial Information.

Eliminating the effect of Turkey's hyperinflation, the cost of proforma goods sold would be BRL -10,804 million in the period.

When analyzing the theoretical cost index ICP Embrapa, there is a slight drop in the cost of production of chicken and pork, -1.6% q/q and -3.7% q/q[40], respectively, reflecting the fall in spot grain price, but still at high levels. In the annual comparison, the indexes showed an increase of 8.1% y/y and 4.8% y/y for chicken and pork, respectively.[41] We still see the profitability of producers pressured by the challenging scenario to produce these animals in Brazil, with margins of chicken and pork producers at levels below the historical average. The graphs below show the evolution of the ICP-Embrapa and the producer margin index, which present a considerable gap between the evolution of the theoretical cost index and the producer margin[42].


Evolution of Embrapa Cost Index and Chicken Producers' Margin
194
77
100
Chicken Producers Margin
Embrapa's Chicken Cost Index


Evolution of Embrapa Cost Index and Swine Producers' Margin
190
78
100
Pork Producers Margin
Embrapa's Pork Cost Index

[34] Variation of the 6-month moving average of grain and oil prices. Source: Bloomberg and Cepea/ESALQ
[35] Source: ANP – National Agency of Petroleum, Natural Gas and Biofuels (Average 2Q22 vs. average 2Q21)
[36] Average change in quarterly price in USD/barrel. Source: Bloomberg
[37] Variation of the average quarterly price in USD/ton of Polyethylene. Source: Bloomberg
[38] 12-month cumulative variation. Source: Brazilian Institute of Geography and Statistics
[39] 12-month cumulative variation. Source: Fundação Getúlio Vargas
[40] Variation of the quarterly average of the Embrapa production cost index (Chicken ICP and Pork ICP), 2Q22 vs. 1Q22, publicly available on the website www.embrapa.br
[41] Variation of the quarterly average of the Embrapa production cost index (Chicken ICP and Pork ICP), 2Q22 vs. 2Q22, publicly available on the website www.embrapa.br
[42] Source: Bloomberg, CEPEA-Esalq. Price of whole chicken and pork carcass in relation to feed cost adjusted by the chicken and swine cycle.

## Operating Expenses

| Operating Expenses - R$ Million | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Selling Expenses | (1,663) | (1,441) | 15.4% | (1,494) | 11.3% |
| *% of the NOR* | *(12.8%)* | *(12.4%)* | *(0.4) p.p.* | *(12.4%)* | *(0.4) p.p.* |
| General and Administrative Expenses | (177) | (196) | (9.4%) | (144) | 23.6% |
| *% of the NOR* | *(1.4%)* | *(1.7%)* | *0.3 p.p.* | *(1.2%)* | *(0.2) p.p.* |
| Operating Expenses | (1,840) | (1,637) | 12.4% | (1,637) | 12.4% |
| *% of the NOR* | *(14.2%)* | *(14.1%)* | *(0.1) p.p.* | *(13.6%)* | *(0.6) p.p.* |

The percentage indicator on net revenue worsened both in comparison with 2Q21 (0.1 pp) and in the sequential comparison of the years (0.6 pp). The reason is due to the 15.4% increase in sales expenses, impacted by the increase in freight and fuel tariffs both in the domestic market and in international logistics. On the other hand, the Company presented a reduction of 9.4% in administrative expenses and fees, partially mitigating the inflationary movements of costs and services, through the Matrix Management of Expenses. We emphasize the support of investments in marketing campaigns and actions at the points of sale, both in the domestic market and in international markets, such as Turkey and Halal DDP.

## Other Operating Results

| Other Operating Results - R$ Million | 1Q22 | 1Q21 | Chg. % y/y | 4Q21 | Chg. % q/q |
|---|---|---|---|---|---|
| Other Operating Results | (3) | 104 | (102.4%) | (3) | (4.9%) |
| *% of the NOR* | *(0.0%)* | *0.9%* | *(0.9) p.p.* | *(0.0%)* | *0.0 p.p.* |

This performance is mainly due to: i) tax recoveries in BRL 36 million; ii) provisions for civil and tax risks totaling BRL -20 million; ii) losses with totaled claims of BRL -11 million; and iii) expenses with demobilizations in BRL -6 million. Compared to the same period of the previous year, the variation is mainly explained by the provisions for civil and tax risks of BRL -20 million compared to reversals of BRL +79 million reported in this line in 2Q21. For more details on this item, see Explanatory Note 27 to the Interim Financial Information.

## Net Financial Result

| Financial Results - R$ Million | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| **Financial Income** | **183** | **84** | **118,6%** | **214** | **(14,3%)** |
| Interest on cash and cash equivalents | 85 | 41 | 105,1% | 130 | (34,9%) |
| Interest on recoverable taxes | 82 | 34 | 136,9% | 64 | 27,5% |
| Interest on other assets | 17 | 8 | 110,0% | 20 | (13,5%) |
| **Financial Expenses** | **(894)** | **(794)** | **12,7%** | **(803)** | **11,4%** |
| Interests on loans and borrowings | (430) | (413) | 4,2% | (430) | 0,2% |
| Interest on contingencies, leasing and actuarial liabilities | (121) | (141) | (13,8%) | (108) | 12,6% |
| Written option - Business combination (Banvit) | 0 | (28) | n.m | 0 | n.m |
| Adjustment to present value | (239) | (143) | 67,2% | (175) | 36,3% |
| Other | (104) | (69) | 51,4% | (90) | 15,4% |
| **Monetary, exchange and derivative results, net** | **101** | **(50)** | **(303,2%)** | **(186)** | **(154,3%)** |
| Exchange rate variation on monetary assets and liabilities | (657) | 859 | (176,5%) | 1.313 | (150,1%) |
| Derivative results | 483 | (909) | (153,1%) | (1.498) | (132,2%) |
| Turkey hyperinflation | 275 | 0 | n.m | 0 | n.m |
| **Net Financial Results** | **(610)** | **(759)** | **(19,7%)** | **(774)** | **(21,2%)** |

The main components of the net financial result were grouped into the following categories:

Financial Income: Evolution resulting from the higher remuneration on the liquidity position, given the higher interest rate observed in the period (CDI), added to the higher balance of cash and investments in national currency.

Financial Expenses: Arise from the effect of the following accounts described below:

(i) **Interest on loans and borrowings**: Increase in interest expenses in reais by BRL 88 million in 2Q22 linked to the increase in the balance of debt exposed to the CDI (accumulated DI 2.95% in 2Q22 vs. 0.80% in 2Q21), partially offset by the reduction in interest expenses in other currencies by BRL 44 million, mainly caused by the lower exchange rate observed in the period (average exchange rate of BRL 4.96/USD in 2Q22 vs. BRL 5.21/USD in 2Q21).

(ii) **Interest on contingencies, leasing and actuarial liabilities**: lower expenses in 2Q22 by BRL 19 million due to lower interest on civil contingencies.

(iii) **Adjustment to Present Value (APV)**: Reflects the higher balance of suppliers and higher interest rates between periods. The APV refers to the finance charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit.

(iv) **Written Option - Business combination (Banvit)**: The fair value of the put option related to the business combination (Banvit put option) fluctuated according to the variation of Banvit's results. This option was extinguished in December 2021, with zero impact in 2Q22 compared to a negative impact of BRL 28 million in 2Q21.

(v) **Other financial expenses**: Includes bank fees, expenses with assignment and credit insurance, taxes on financial income, and provision for tax credit discount, among other effects. Increased expenses in 2Q22 by BRL 35 million, mainly due to higher discounts on credit assignment and interest on other liabilities.

(vi) **Monetary, exchange and derivative results, net**: The Company has financial assets and liabilities denominated in foreign currency, whose exchange variations affect the financial result. The Company contracts derivative financial instruments to protect this net foreign exchange balance sheet exposure, according to note 24.4.2 of the Interim Financial Information. In 2Q22, the real depreciation of 10.6% in the period (closing exchange rate BRL 5.24/USD in Jun/22 vs. BRL 4.74/USD in Mar/22) had a negative effect on the foreign exchange variation of the balance sheet of BRL 657 million, which was neutralized by the protection derivatives in the order of BRL +483 million (net of interest and fair value), resulting in a combined net effect of BRL -175 million in the quarter. In addition, net monetary gains of BRL +275 million were recognized due to the impact related to the hyperinflation of operations in Turkey.

## Net Income (Loss)

| Net Income / (Loss) - R$ Million | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Consolidated Net / (Loss) Income - Continued Op. | (451) | (199) | 127.2% | (1,546) | (70.8%) |
| *Net Margin (%)* | *(3.5%)* | *(1.7%)* | *(1.8) p.p.* | *(12.8%)* | *9.3 p.p.* |
| Consolidated Net / (Loss) Income - Total Consolidated | (468) | (240) | 94.9% | (1,581) | (70.4%) |

The Company recorded a loss of BRL 451 million vs. a loss of BRL 199 million in 2Q21 in continuing operations. The variation of BRL 253 million is mainly explained by i) the negative impact on the net result of BRL 294 million arising from the accounting designation of the rate exchange variation of Senior Unsecured Note maturing in June 2022 (bonds 2022), with BRL -445 million being the impact on revenue and the positive effect on Income Tax/Social Security of BRL +151 million; ii) higher financial expenses by BRL 141 million (excluding the accounting effects of hyperinflation); partially offset by the positive net non-cash impact of Turkey's hyperinflation of BRL 147 million.

## Adjusted EBITDA

| EBITDA - R$ Million | 1Q22 | 1Q21 | Chg. % y/y | 4Q21 | Chg. % q/q |
|---|---|---|---|---|---|
| Consolidated Net Income - Continued Op. | (451) | (199) | 127.2% | (1,546) | (70.8%) |
| Income Tax and Social Contribution | (19) | 20 | (194.9%) | 245 | (107.6%) |
| Net Financial | 610 | 759 | (19.7%) | 774 | (21.2%) |
| Depreciation and Amortization | 757 | 714 | 6.0% | 679 | 11.5% |
| EBITDA | 897 | 1,294 | (30.7%) | 152 | 491.2% |
| *EBITDA Margin (%)* | *6.9%* | *11.1%* | *(4.2) p.p.* | *1.3%* | *5.6 p.p.* |
| Impacts of Carne Fraca/Trapaça operations (note 1.4) | 0 | 3 | (94.0%) | 0 | (2.8%) |
| Corporate Restructuring (note 29) | 12 | - | n.m | - | n.m |
| Tax recoveries (note 27 and 29) | (36) | 1 | n.m | (39) | (7.7%) |
| Non controlling shareholders | (92) | (4) | n.m | 9 | n.m |
| Hyperinflation (note 1.5)[1] | 142 | (0) | n.m | - | n.m |
| Debt designated as hedge accounting (note 24.5) | 445 | - | n.m | - | n.m |
| Costs on business diposed (Impairment) (note 25) | - | (23) | n.m | - | n.m |
| Expenses with mergers and acquisitions (note 29) | (0) | 0 | n.m | (0) | 0.0% |
| Adjusted EBITDA | 1,368 | 1,271 | 7.7% | 121 | 1027.0% |
| *Adjusted EBITDA Margin (%)* | *10.6%* | *10.9%* | *(0.3) p.p.* | *1.0%* | *9.6 p.p.* |

[1] includes the effect of the hyperinflation of BRL 75 million and the impact on the participation of non-controlling shareholders of BRL 66 million.

# CAPITAL STRUCTURE

## Free Cash Flow Table

| Million BRL | 2Q22 | 2Q21 | LTM |
|---|---|---|---|
| EBITDA | 897 | 1,294 | 4,221 |
| Working Capital | -437 | -155 | -548 |
| Δ Accounts Receivable | -452 | -181 | -763 |
| Δ Inventories | -93 | -27 | -1,263 |
| Δ Suppliers | 107 | 53 | 1,478 |
| Others | 501 | -472 | -494 |
| Cash Flow from Operating Activities | 961 | 667 | 3,179 |
| CAPEX with IFRS16 | -989 | -929 | -3,892 |
| Cash Flow from Operations with Capex | -28 | -262 | -713 |
| M&A and Sale of Assets | 5 | 47 | -796 |
| Cash Flow from Investments | -983 | -882 | -4,688 |
| Cash - Financial Results | -470 | -207 | -1,010 |
| Interest Income | 87 | 44 | 348 |
| Interest Expenses | -365 | -190 | -1,366 |
| Net and Financial Interest - cash effect | -747 | -354 | -2,029 |
| Free Cash Flow - ex Currency Effects | -770 | -569 | -3,538 |
| Derivatives & FX Variation on Cash and Cash Equivalent | 758 | -1,716 | -275 |
| Cash Flow from Financing Activities | 11 | -2,069 | -2,304 |
| Free Cash Flow | -12 | -2,285 | -3,813 |
| New Debt Amortizantions | -1,060 | 672 | -263 |
| Shares Buyback | - | - | - |
| Cash Variations | -1,072 | -1,613 | 1,181 |

* The free cash flow statement above does not follow the same methodology as the statement of accounting cash flow presented in the Interim Financial Information, notably to (i) derivative instruments to protect the foreign exchange exposure of the balance sheet that are reclassified from operating flow to financial flow; and (ii) amortizations and funding of loans and financing that are classified as financial flow in the accounting parts, but considered outside the free cash generation in this flow, composing the total cash variation.

## Free Cash Flow

The expansion of operating cash generation, combined with greater stability in financial cash flow, allowed a considerable evolution in free cash flow in the period, even with an increase in capital investments when compared to the same quarter of the previous year. Below, we present the details of the components of free cash flow:

## Operating Cash Flow and Cash Conversion Cycle

In 2Q22, EBITDA performance offset the higher allocation of working capital due to an increase in the line of trade receivables. Other changes in working capital are explained by i) 13th salary, vacation, and bonus provisions in BRL +168 million; ii) advance payment to suppliers and customers in BRL -149 million; iii) exchange variation of debt designated as hedge accounting (bonds 2022) in BRL +445 million, offset against the non-cash impact on EBITDA (disbursement as debt amortization). The Company offset federal and state taxes of BRL 194 million in 2Q22 (see Explanatory Note 9.4 to the Interim Financial Information).

The Company's cash conversion cycle closed 2Q22 at 15.1 days, down 1.2 days year-over-year. The variation is essentially due to: (i) the reduction in the average term of inventories, mainly due to the lower volume of raw material; (ii) an increase in the number of accounts receivable arising from the price adjustment and a brief increase in the average term of receipt; (iii) and a decrease in the balance payable

of commodities purchase compared to the cost of goods sold basis. Compared to the previous quarter, the cycle increased by 4.6 days.

## Investment Cash Flow

Investment cash flow totaled BRL 983 million in 2Q22, BRL 101 million higher than 2Q21 due to higher Capex expenditures and the positive net impact on M&A in 2Q21 with the sale of the feed factory in Romania for BRL +136 million and the advance payment related to the acquisition of Hercosul at BRL -90 million.

Capex realized in the quarter totaled BRL 989 million, an increase of 6% over 2Q21. The difference mainly results from initiatives for automation and modernization of production units, operational efficiency projects, and advances in programs related to the Digital Journey.

An amount of BRL 466 million was allocated for Growth, Efficiency, and Support; BRL 319 million for biological assets, and BRL 204 for leasing and others, as shown in the table below.

| CAPEX - R$ Million | 2Q22 | 2Q21 | Chg. % y/y | 1Q22 | Chg. % q/q |
|---|---|---|---|---|---|
| Growth | (156) | (155) | 0.4% | (147) | 6.1% |
| Efficieny | (100) | (33) | 203.2% | (53) | 90.1% |
| Support | (210) | (184) | 13.9% | (204) | 2.7% |
| Biological Assets | (319) | (299) | 6.9% | (329) | (3.0%) |
| Commercial Lease and Others | (204) | (258) | (20.9%) | (155) | 31.5% |
| **Total** | **(989)** | **(929)** | **6.4%** | **(888)** | **11.4%** |
| Total M&A | 5 | 47 | (88.3%) | (59) | (109.3%) |
| **Total - CAPEX + M&A** | **(983)** | **(882)** | **11.4%** | **(947)** | **3.8%** |

Among the main projects in 2Q22, the following stand out:

- Growth:

(i) Projects to meet the demand of industrialized companies in the internal market, with emphasis on investments in increasing the capacity of sausage in Videira - SC; sausage in Marau - RS; sliced cured in Concórdia - SC; and bacon in Uberlândia - MG;
(ii) Profitability of the by-products generated in the meat processing facility, by increasing the capacity of hydrolyzed proteins in the Concórdia - SC unit;
(iii) Increased capacity of fresh frozen products in Rio Verde - GO;
(iv) Reactivation of the turkey slaughter line in Francisco Beltrão - PR;
(v) Expansion of production capacity in the Foreign Market in Joody Al Sharqiya, Saudi Arabia; and in the Bandirma unit in Turkey.

- Efficiency:

(i) Projects for line automation to increase slaughter in the Uberlândia unit;
(ii) Reduction of costs with forest operation in Uberlândia - MG and Buriti Alegre - GO;
(iii) Technology projects to improve the strategy of consuming commodities and new retail marketing platforms;
(iv) Projects to increase Operational Efficiency, aiming at diluting fixed costs and reducing expenses;

- Support/IT:

(i) Projects to replace industrial park assets;
(ii) Improvements in the working conditions of employees in production processes;
(iii) Process optimization and control projects related to the commercial area;
(iv) Information Technology Projects that aim to meet Compliance, Corporate Governance, and Human Resources policies requirements;
(v) Renewal of licenses necessary to maintain the Company's activities related to Information Technology;

- Support/Quality:

(i) Projects to improve control and quality processes in a meat processing facility, factories, and farms.

## Financial Cash Flow

Financial cash flow totaled cash generation of BRL 11 million in 2Q22, mainly due to the exchange rate devaluation observed in 2Q22 of BRL +0.50/USD (closing exchange rate of BRL 5.24/USD on June/22 vs. BRL 4.74/USD in March/22), whose impact on the position of cash in hard currency and derivatives to protect the foreign exchange exposure of the balance sheet was BRL +758 million, more than offsetting the net interest lines and other financial expenses with cash effect in BRL -744 million.

## Indebtedness

| R$ Million | In 06.30.2022 | | | In 03.31.2022 | |
|---|---|---|---|---|---|
| Debt | Current | Non-current | Total | Total | Δ % |
| Local Currency | (928) | (8,344) | (9,272) | (8,911) | 4.1% |
| Foreign Currency | (1,944) | (11,847) | (13,791) | (13,546) | 1.8% |
| **Gross Debt** | **(2,872)** | **(20,190)** | **(23,062)** | **(22,457)** | **2.7%** |
| **Cash Investments*** | | | | | |
| Local Currency | 4,211 | 41 | 4,252 | 4,844 | -12.2% |
| Foreign Currency | 4,055 | 490 | 4,545 | 5,025 | -9.6% |
| Total Cash Investments | 8,266 | 531 | 8,797 | 9,869 | -10.9% |
| **Net Debt** | **5,394** | **(19,659)** | **(14,266)** | **(12,588)** | **13.3%** |

* The cash considered consists of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.

Total gross indebtedness includes current and non-current Net Derivative Financial Instruments, in the aggregate amount of BRL +36 million, according to Explanatory Note 24.3 of the Interim Financial Information. The Company's gross leverage ended the quarter at 5.08x vs. 4.14x in the same period of the previous year. Funding for the quarter totaled BRL 327 million and amortizations totaled BRL 1,387 million. Additionally, the average indebtedness term ended 2Q22 at 9.0 years, a decrease of 0.5 years compared to 2Q21.

In the quarter, we contracted BRL 241 million in Trade Finance line, among other hires in subsidiaries.

Net debt totaled BRL 14,266 million in 2Q22, an increase of BRL 1,678 million when compared to 1Q22, mainly due to the impact of the exchange rate devaluation on net debt, of BRL -848 million. The Company's net leverage, measured by the ratio of net debt to Adjusted EBITDA for the last twelve months, reached 3.14x in 2Q22, vs. 2.83x in 1Q22 (equivalent leverage in USD reached 3.15, vs. 3.18 in 1Q22).

In the ordinary course of business, the Company may consider, from time to time, the repurchase of any of its Senior Unsecured Notes (bonds), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the indebtedness profile. Such repurchases may even occur through transactions in the open market. In compliance with applicable laws, such transactions may be carried out at any time and the Company has no obligation to acquire any specific value of the bonds.

NET DEBT EVOLUTION
Values presented in R$ million


+13%
12,588
961
983
747
908
14,266
Cash effect:
R$ - 1,094
Exchange variation on cash and derivatives (cash effect) R$ -758
Interest paid (cash effect) R$ - 336
Non-cash effect:
R$ + 2,002
Net Debt 1Q22
Cash Flow from Operating Activities
Cash Flow from Investments
Financials and Net Interest
Fx Variation on Cash and Debt, Interest on Debt and Derivatives Balance
Net Debt 2Q22
2.83x
3.14x
Net Leverage (Net Debt/EBITDA Adj.)
USD/BRL (PTAX) eop

** Financial cash flow discounting foreign exchange derivatives affect cash and foreign exchange variation of cash investments.*

The Company reiterates that it does not have restrictive clauses (covenants) for financial leverage and reaffirms that it will continue to act in a disciplined manner in the management of its capital, liquidity, and leverage structure.

## RELATIONSHIP WITH INDEPENDENT AUDITORS

Under CVM Instruction 381, of January 14, 2003, the Company informs that its policy for contracting services not related to external audit is based on principles that preserve the auditor's independence.

In compliance with CVM Instruction 381/03, in the six months ended June 30, 2022, KPMG Auditores Independentes was not hired to perform services not related to external audit.

Under CVM Resolution 80/2022, the Company's Management at a meeting held on 08.10.2022 declares that it has discussed, reviewed, and agreed with the information expressed in the independent auditors' review report on the Interim Financial Information for the year of the second quarter of 2022.

# STATEMENT OF CONSOLIDATED RESULT

| Financial Statement - R$ Million | 2Q22 | 2Q21 | Var % a/a | 1Q22 | Var % t/t |
|---|---|---|---|---|---|
| Net Operating Revenues | 12,939 | 11,637 | 11.2% | 12,041 | 7.5% |
| Cost of Sales | (10,956) | (9,524) | 15.0% | (10,928) | 0.3% |
| *% of the NOR* | *(84.7%)* | *(81.8%)* | *(2.8) p.p.* | *(90.8%)* | *6.1 p.p.* |
| Gross Profit | 1,983 | 2,113 | (6.2%) | 1,113 | 78.2% |
| *% of the NOR* | *15.3%* | *18.2%* | *(2.8) p.p.* | *9.2%* | *6.1 p.p.* |
| Operating Expenses | (1,840) | (1,637) | 12.4% | (1,637) | 12.4% |
| *% of the NOR* | *(14.2%)* | *(14.1%)* | *(0.1) p.p.* | *(13.6%)* | *(0.6) p.p.* |
| Selling Expenses | (1,663) | (1,441) | 15.4% | (1,494) | 11.3% |
| *% of the NOR* | *(12.8%)* | *(12.4%)* | *(0.5) p.p.* | *(12.4%)* | *(0.4) p.p.* |
| Fixed | (1,059) | (934) | 13.4% | (968) | 9.4% |
| Variable | (603) | (507) | 19.1% | (526) | 14.8% |
| General and Administrative Expenses | (177) | (196) | (9.4%) | (144) | 23.6% |
| *% of the NOR* | *(1.4%)* | *(1.7%)* | *0.5 p.p.* | *(1.2%)* | *(0.2) p.p.* |
| Honorary of our Administrators | (15) | (14) | 6.1% | (14) | 4.4% |
| *% of the NOR* | *(0.1%)* | *(0.1%)* | *0.0 p.p.* | *(0.1%)* | *0.0 p.p.* |
| General and Administrative | (162) | (182) | (10.6%) | (129) | 25.8% |
| *% of the NOR* | *(1.3%)* | *(1.6%)* | *0.3 p.p.* | *(1.1%)* | *(0.3) p.p.* |
| Operating Income | 143 | 476 | (70.0%) | (524) | (127.2%) |
| *% of the NOR* | *1.1%* | *4.1%* | *(3.0) p.p.* | *(4.4%)* | *5.5 p.p.* |
| Other Operating Results | (3) | 104 | n.m. | (3) | (4.9%) |
| EBIT | 140 | 580 | (75.8%) | (527) | (126.6%) |
| *% of the NOR* | *1.1%* | *5.0%* | *(3.9) p.p.* | *(4.4%)* | *5.5 p.p.* |
| Net Financial Expenses | (610) | (759) | (19.7%) | (774) | (21.2%) |
| Income before Taxes | (470) | (179) | 162.3% | (1,301) | (63.9%) |
| *% of the NOR* | *(3.6%)* | *(1.5%)* | *(2.0) p.p.* | *(10.8%)* | *7.3 p.p.* |
| Income Tax and Social Contribution | 19 | (20) | (194.9%) | (245) | (107.6%) |
| *% of Income before Taxes* | *0.1%* | *(0.2%)* | *0.3 p.p.* | *(2.0%)* | *2.2 p.p.* |
| Consolidated Net Income (Loss) - Continued Op. | (451) | (199) | 127.2% | (1,546) | (70.8%) |
| *% of the NOR* | *(3.5%)* | *(1.7%)* | *(1.8) p.p.* | *(12.8%)* | *9.4 p.p.* |
| Consolidated Net Income (Loss) - Total Consolidated | (468) | (240) | 94.9% | (1,581) | (70.4%) |
| *% of the NOR* | *(3.6%)* | *(2.1%)* | *(1.6) p.p.* | *(13.1%)* | *9.6 p.p.* |
| EBITDA | 897 | 1,294 | (30.7%) | 152 | 491.2% |
| *% of the NOR* | *6.9%* | *11.1%* | *(4.2) p.p.* | *1.3%* | *5.7 p.p.* |
| Adjusted EBITDA | 1,368 | 1,271 | 7.7% | 121 | 1027.0% |
| *% of the NOR* | *10.6%* | *10.9%* | *(0.3) p.p.* | *1.0%* | *9.6 p.p.* |

# CONSOLIDATED BALANCE SHEET

| Balance Sheet - R$ Million | 06.30.22 | 03.31.22 |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash and Cash Equivalents | 7,888 | 9,082 |
| Financial Investments | 378 | 343 |
| Accounts Receivable | 3,875 | 3,314 |
| Recoverable Taxes | 1,107 | 1,064 |
| Inventories | 8,801 | 8,751 |
| Biological Assets | 3,052 | 2,931 |
| Other Financial Assets | 87 | 244 |
| Other Receivables | 358 | 274 |
| Anticipated expenses | 245 | 249 |
| Restricted Cash | 0 | 26 |
| Current Assets held to sale | 27 | 14 |
| Total Current Assets | 25,818 | 26,292 |
| Non-Current Assets | | |
| Long-term assets | 10,773 | 10,395 |
| Cash Investments | 505 | 418 |
| Accounts and other Receivable | 28 | 32 |
| Judicial Deposits | 569 | 571 |
| Biological Assets | 1,517 | 1,459 |
| Recoverable Taxes | 5,196 | 5,078 |
| Deferred Taxes | 2,754 | 2,659 |
| Restricted Cash | 26 | 0 |
| Other Receivables | 136 | 131 |
| Other Financial Assets | 42 | 47 |
| Permanent Assets | 20,242 | 18,927 |
| Investments | 74 | 67 |
| Property, Plant and Equipment | 13,694 | 13,037 |
| Intangible | 6,474 | 5,822 |
| Total Non-Current Assets | 31,014 | 29,322 |
| | | |
| Total Assets | 56,832 | 55,614 |

| Balance Sheet - R$ Million | 06.30.22 | 03.31.22 |
|---|---|---|
| Liabilities and Equity | | |
| Current Liabilities | | |
| Loans and Financing | 2,754 | 2,735 |
| Debentures | 68 | 131 |
| Suppliers | 11,941 | 11,230 |
| Supply Chain Risk | 1,201 | 1,833 |
| Leasing Liabilities | 542 | 439 |
| Payroll and Mandatory Social Charges | 904 | 767 |
| Taxes Payable | 540 | 470 |
| Other Financial Liabilities | 137 | 158 |
| Provisions | 944 | 822 |
| Employee Pension Plan | 53 | 52 |
| Other Liabilities | 777 | 792 |
| Total Current Liabilities | 19,863 | 19,428 |
| Non-Current Liabilities | | |
| Loans and Financing | 20,204 | 19,711 |
| Suppliers | 11 | 12 |
| Leasing Liabilities | 2,167 | 2,032 |
| Taxes and Social Charges Payable | 129 | 130 |
| Provision for Tax, Civil and Labor Contingencies | 656 | 729 |
| Deferred Taxes | 94 | 17 |
| Employee Pension Plan | 505 | 488 |
| Derivatives | 28 | 13 |
| Other Liabilities | 348 | 352 |
| Total Non-Current Liabilities | 24,143 | 23,483 |
| Total Liabilities | 44,006 | 42,911 |
| Shareholders' Equity | | |
| Capital Stock | 12,838 | 12,843 |
| Capital Reserves and Other reserves | 2,267 | 2,279 |
| Other Comprehensive Losses | (1,459) | (1,570) |
| Accumulated Losses | (1,344) | (1,001) |
| Treasury Shares | (114) | (127) |
| Non-Controling Shareholders | 639 | 279 |
| Total Shareholders' Equity | 12,826 | 12,702 |
| Total Liabilities and Shareholders | 56,832 | 55,614 |

* It includes BRL 542 million of current lease liabilities and BRL 2,167 million non-current, according to note 18 of the Interim Financial Information.

# STATEMENT OF CONSOLIDATED CASH FLOWS

| Million BRL | 2022 YTD | 2Q22 | 2Q21 |
|---|---|---|---|
| Loss from continuing operations | -1,998 | -451 | -199 |
| Adjustments | 3,154 | 1,266 | 1,158 |
| Variations | -720 | -399 | -559 |
| Trade accounts receivable | 145 | -270 | -296 |
| Inventories | 661 | 173 | -11 |
| Biological assets - current | -172 | -112 | -275 |
| Trade accounts payable and Supply chain finance | -1,353 | -190 | 23 |
| **Cash generated by operating activities** | **436** | **416** | **401** |
| Redemptions (investments) in securities at FVTPL | 1 | -17 | 6 |
| Interest received | 145 | 92 | 15 |
| Payment of tax, civil and labor provisions | -137 | -39 | -51 |
| Derivative financial instruments | -1,318 | 294 | -1,332 |
| Other operating assets and liabilities | 144 | 141 | 215 |
| **Net cash provided by (used in) operating activities** | **-729** | **887** | **-746** |
| Redemptions (investments) in securities at FVTOCI and Amortized cost | -6 | -6 | 0 |
| Redemptions (investments) in Restricted cash | -2 | -2 | 0 |
| Additions to property, plant and equipment | -765 | -410 | -364 |
| Additions to biological assets - non-current | -661 | -332 | -300 |
| Proceeds from disposals of property, plant, equipments and investment | 6 | 5 | 4 |
| Additions to intangible assets | -135 | -79 | -60 |
| Business combination, net of cash | 0 | 0 | -90 |
| Sale of participation in subsidiaries with loss of control | 0 | 0 | 133 |
| Capital increase in affiliates | -67 | -7 | 0 |
| Net cash used in investing activities from discontinued operations | 0 | 0 | -18 |
| **Net cash provided by (used in) investing activities** | **-1,629** | **-831** | **-695** |
| Proceeds from debt issuance | 536 | 327 | 1,121 |
| Repayment of debt | -1,670 | -1,387 | -449 |
| Payment of interest | -790 | -336 | -190 |
| Payment of interest derivatives - fair value hedge | -62 | -29 | 0 |
| Capital increase through issuance of shares | 5,277 | -5 | 0 |
| Acquisition of non-controlling interests | 0 | 0 | 0 |
| Payment of lease liabilities | -310 | -161 | -205 |
| **Net cash provided by (used in) financing activities** | **2,982** | **-1,591** | **277** |
| Effect of exchange rate variation on Cash and Cash Equivalents | -265 | 340 | -561 |
| **Net increase (decrease) in cash and cash equivalents** | **359** | **-1,195** | **-1,725** |

In the table below we present the reconciliation between the free cash flow view (Free Cash Flow Table, see page 14 of this report) and the accounting free cash flow.

| Million BRL | 2Q22 | 2Q21 |
|---|---|---|
| Free Cash Flow | -12 | -2,285 |
| VC of Cash and Equivalents | -340 | 561 |
| Δ Securities and Restricted Cash | -123 | -112 |
| Leasing Payment | 161 | 205 |
| Others | 14 | 0 |
| Free Cash Flow (accounting) | -300 | -1,631 |

The accounting free cash flow (BRL -300 million) consists of the following items in the Statement of Cash Flows from Interim Financial Information: (i) Net cash generated (invested) in operating activities: BRL +887 million; (ii) Investments in property, plant, and equipment, non-current and intangible biological assets: BRL -821 million; (iii) Capital increase in associates: BRL -7 million; (iv) Payment of interest and interest derivatives - fair value hedge: BRL -365 million; and (v) Other effects: BRL +7 million.